Kelly Strategic ETF Trust
7887 East Belleview Ave., Suite 1100
Denver, Colorado 80111

September 21, 2022

VIA EDGAR TRANSMISSION

EDGAR Operations Branch
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Kelly Strategic ETF Trust (the “Trust”) File Nos.: 333-258490 and 811-23723 Equity KellyShares

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Kelly Strategic ETF Trust (the “Trust”) respectfully requests that, effective as of the date first set forth above or at the earliest practicable date hereafter, the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the following Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A (the “Amendments”), which were filed for the purpose of registering shares of new series of the Trust listed in Appendix A. The Trust is withdrawing the Amendments because it has elected not to proceed with the registration process for the new series associated with the Amendments.

The Amendments have not yet been declared effective and no securities have been sold pursuant to the Amendments. Accordingly, we request that the Commission issue an order granting withdrawal of the Amendments effective as of the date first set forth above or at the earliest practicable date hereafter.

Post Effective Amendment Number	Date Filed	Submission Type	Accession Number
2	08/26/2022	485APOS	0000894189-22-006315
3	09/02/2022	485APOS	0000894189-22-006758

Any questions or comments with respect to this filing may be directed to the undersigned at (202) 775-1232.

Sincerely, /s/ Eric Simanek Eric Simanek Sullivan & Worcester LLP

Appendix A

Post-Effective Amendment No. 2

Reliance Industries Equity KellySharesTM
Tata Consultancy Services Equity KellySharesTM
Airbus Equity KellySharesTM
SoftBank Group Equity KellySharesTM
Tencent Holdings Equity KellySharesTM
Foxconn (Hon Hai Precision) Equity KellySharesTM
Volkswagen Equity KellySharesTM
Mercedes Benz Group Equity KellySharesTM
BMW Equity KellySharesTM
Glencore Equity KellySharesTM
Allianz Equity KellySharesTM
Deutsche Telekom Equity KellySharesTM
Siemens Equity KellySharesTM
Roche Holding Equity KellySharesTM
Reckitt Benckiser Group Equity KellySharesTM
Ping An Insurance Group Equity KellySharesTM
AIA Group Equity KellySharesTM
Adyen Equity KellySharesTM
BYD Company Equity KellySharesTM
CATL (Contemp. Amperex Tech) Equity KellySharesTM

Post-Effective Amendment No. 3

Adani Green Equity KellySharesTM
Nintendo Equity KellySharesTM
Adidas Equity KellySharesTM
Saudi Aramco Equity KellySharesTM
Samsung Equity KellySharesTM
Hyundai Equity KellySharesTM
Kakao Equity KellySharesTM
Kia Equity KellySharesTM
Meituan Equity KellySharesTM
Naver Equity KellySharesTM
Nestle Equity KellySharesTM